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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.
(Name of Subject Company (issuer))
CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $.10 per share
(including the Associated Rights to Purchase Series One Junior
Participating Preferred Stock, Class A)
(Title of Class of Securities)

12673P105
(CUSIP Number of Class of Securities)

Kenneth V. Handal
Executive Vice President, Governance, Co-General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Robert W. Downes
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$107,000

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 40,816,327 shares of Common Stock at the maximum tender offer price of $24.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by CA, Inc.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$107,000	Filing Party:	CA, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 16, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 2006, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on August 17, 2006, August 24, 2006 and September 6, 2006, respectively (collectively, the "Schedule TO"), which relates to the offer by CA, Inc., a Delaware corporation (the "Company"), to purchase up to 40,816,327, shares of its common stock, par value $0.10 per share, including the associated rights to purchase Series One Junior Participating Preferred Stock, Class A, under the Company's Rights Agreement, dated June 18, 1991, as amended on May 17, 1995, May 23, 2001 and November 9, 2001, at a price not less than $22.50 nor greater than $24.50 per share, net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 16, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), previously filed as Exhibits (a)(1)(D) and (a)(1)(E) to Amendment No. 1, which, together with any amendments or supplements to either, collectively constitute the "Offer." This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

        The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided.

Item 10.    Financial Statements.

        The section entitled "Certain Information Concerning the Company" on page 20 of the Offer to Purchase is hereby amended to add the Current Reports on Form 8-K filed with the SEC on September 7, 2006 and September 14, 2006 to the list of Current Reports on Form 8-K and 8-K/A under the heading "Incorporation by Reference".

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

        "On September 15, 2006, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Thursday, September 14, 2006. A copy of the press release is filed as Exhibit (a)(1)(O) to this Schedule TO and is incorporated herein by reference."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(O)*	Press Release

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

CA, INC.
By:	/s/ KENNETH V. HANDAL
Name:	Kenneth V. Handal
Title:	Executive Vice President, Governance, Co-General Counsel and Corporate Secretary

Date: September 15, 2006

(a)(1)(A)	Summary Advertisement (incorporated herein by reference to the Company's Tender Offer Statement on Schedule TO, filed on August 16, 2006).
(a)(1)(B)	Press Release, dated August 14, 2006 (incorporated herein by reference to the Company's Tender Offer Statement on Schedule TO, filed on August 15, 2006).
(a)(1)(C)	Press Release, dated August 15, 2006 (incorporated herein by reference to the Company's Tender Offer Statement on Schedule TO, filed on August 16, 2006).
(a)(1)(D)*	Offer to Purchase, dated August 16, 2006
(a)(1)(E)*	Letter of Transmittal
(a)(1)(F)*	Notice of Guaranteed Delivery
(a)(1)(G)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006.
(a)(1)(H)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 16, 2006.
(a)(1)(I)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(I)*	Summary Advertisement.
(a)(1)(J)*	Letter to Participants in the CA, Inc. Savings Harvest Plan (CASH Plan)
(a)(1)(K)*	CA, Inc. Tender Offer Frequently Asked Questions for Employees
(a)(1)(L)*	Internal News Release relating to the Offer
(a)(1)(M)**	Letter to Participants in the CA, Inc. Savings Harvest Plan
(a)(1)(N)	Press Release (previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 6, 2006 and incorporated herein by reference).
(a)(1)(O)***	Press Release
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)(1)
Credit Agreement dated as of December 2, 2004, among the Company, the Banks which are parties thereto and Citicorp North America, Inc., Bank of America, N.A, and JP Morgan Chase Bank, N.A., as agents with respect to a $1 billion Revolving Loan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 2, 2004 and incorporated herein by reference)
(b)(2)
Amendment No. 1, dated as of September 1, 2006, to Credit Agreement dated as of December 2, 2004, among the Company, the Banks which are parties thereto and Citicorp North America, Inc., Bank of America, N.A, and JP Morgan Chase Bank, N.A., as agents with respect to a $1 billion Revolving Loan (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 6, 2006 and incorporated herein by reference)

(d)(1)
Rights Agreement dated as of June 18, 1991, between the Company and Manufacturers Hanover Trust Company (previously filed as Exhibit 4 to the Company's Current Report on Form 8-K dated June 18, 1991, and incorporated herein by reference)
(d)(2)
Amendment No. 1 dated May 17, 1995, to Rights Agreement dated as of June 18, 1991 (previously filed as Exhibit C to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, and incorporated herein by reference)
(d)(3)
Amendment No. 2 dated May 23, 2001, to Rights Agreement dated as of June 18, 1991 (previously filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, and incorporated herein by reference)
(d)(4)
Amendment No. 3 dated November 9, 2001, to Rights Agreement dated as of June 18, 1991 (previously filed as Exhibit 99.1 to the Company's Form 8-K dated November 9, 2001, and incorporated herein by reference)
(d)(5)	1998 Incentive Award Plan (previously filed on Exhibit B to the Company's Proxy Statement dated July 6, 1998, and incorporated herein by reference)
(d)(6)	CA, Inc. Year 2000 Employee Stock Purchase Plan (previously filed on Exhibit A to the Company's Proxy Statement dated July 12, 1999, and incorporated herein by reference)
(d)(7)
CA, Inc. 2002 Incentive Plan, effective April 1, 2002 (Amended and Restated Effective as of March 31, 2004), as amended May 20, 2005 (previously filed as Exhibit B to the Company's Proxy Statement dated July 26, 2002, and incorporated herein by reference)
(d)(8)	CA, Inc. 2003 Compensation Plan for Non-Employee Directors (previously filed as Exhibit A to the Company's Proxy Statement dated July 17, 2003, and incorporated herein by reference)
(d)(9)
Employment Agreement, dated November 22, 2004, between the Company and John A. Swainson (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 18, 2004, and incorporated herein by reference)
(d)(10)	Restricted Stock Unit Agreement for John A. Swainson (previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated November 18, 2004, and incorporated herein by reference)
(d)(11)
CA, Inc. Change in Control Severance Policy (previously filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference)
(d)(12)	Form of Restricted Stock Unit Certificate (previously filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended December 31, 2004, and incorporated herein by reference)
(d)(13)	Form of Non-Qualified Stock Option Certificate (previously filed as Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended December 31, 2004, and incorporated herein by reference)
(d)(14)
Agreement, dated April 11, 2005, between the Company and John A. Swainson (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 11, 2005, and incorporated herein by reference)
(d)(15)
Agreement, dated April 11, 2005, between the Company and Michael J. Christenson (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 11, 2005, and incorporated herein by reference)

(d)(16)
Amended and Restated Employment Agreement, dated as of June 27, 2006, between the Company and Michael J. Christenson (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 26, 2006, and incorporated herein by reference)
(d)(17)	Form of RSU Award Certificate (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(18)	Form of RSU Award Certificate (Employment Agreement) (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(19)	Form of Restricted Stock Award Certificate (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(20)
Form of Restricted Stock Award Certificate (Employment Agreement) (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(21)	Form of Non-Qualified Stock Option Award Certificate (previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(22)
Form of Non-Qualified Stock Option Award Certificate (Employment Agreement) (previously filed as Exhibit 10.6 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(23)	Form of Incentive Stock Option Award Certificate (previously filed as Exhibit 10.7 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(24)
Form of Incentive Stock Option Award Certificate (Employment Agreement) (previously filed as Exhibit 10.8 to the Company's Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference)
(d)(25)
CA, Inc. Deferred Compensation Plan for John A. Swainson, dated April 29, 2005 (previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 29, 2005, and incorporated herein by reference)
(d)(26)
Trust Agreement between Computer Associates International, Inc. and Fidelity Management Trust Company, dated as of April 29, 2005 (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 29, 2005, and incorporated herein by reference)
(d)(27)
Amended and Restated CA, Inc. Executive Deferred Compensation Plan, effective April 1, 2006 (previously filed as Exhibit 10.51 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference)
(d)(28)	Form of Deferral Election (previously filed as Exhibit 10.52 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and incorporated herein by reference)

(d)(29)
Amendment, dated August 24, 2005, to Employment Agreement between Computer Associates International, Inc. and John A. Swainson (previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 24, 2005, and incorporated herein by reference)
(d)(30)
Modified compensation arrangements for the non-employee directors of the Company, effective August 24, 2005 (previously filed as Item 1.01 of the Company's Current Report on Form 8-K dated August 24, 2005 and incorporated herein by reference)
(d)(31)
Amendment to the CA, Inc. 2003 Compensation Plan for Non-Employee Directors, dated August 24, 2005 (previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 24, 2005 and incorporated herein by reference)
(d)(32)
Employment Agreement, dated as of August 1, 2006, between the Company and Nancy Cooper (previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated as of July 27, 2006, and incorporated herein by reference)
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed with Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO on August 17, 2006 and incorporated herein by reference.

**
Previously filed with Amendment No. 3 to the Company's Tender Offer Statement on Schedule TO on September 6, 2006 and incorporated herein by reference.

***
Filed herewith and incorporated herein by reference.

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INTRODUCTION
SIGNATURE